July 26, 2010	Ronald O. Mueller Direct: 202.955.8671 Fax: 202.530.9569 RMueller@gibsondunn.com

Office of Mergers and Acquisitions Division of Corporation Finance United States Securities and Exchange Commission Attn: Melissa Campbell Duru, Special Counsel 100 F Street N.E. Washington, DC 20549	Client: C 90016-00318

Re:                 Textron Inc.
Schedule TO-I
Filed July 1, 2010
File No. 5-17699

Dear Ms. Duru:

On behalf of our client Textron Inc. (the “Company” or “Textron”), we are responding to the oral comments of the Office of Mergers & Acquisitions of the Division of Corporation Finance (the “Staff”) we received from you on July 26, 2010, regarding the Tender Offer on Schedule TO filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 1, 2010, as subsequently amended (the “Schedule TO”).  Our response references the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”) with the Commission on July 1, 2010.  Any terms not defined in this letter have the meanings as set forth in the Offer to Exchange.

Schedule TO-I
Exhibit (a)1)(A):  Offer to Exchange
General

Although the Company continues to believe that providing for all tenders and withdrawals in the Offer to be made through the Option Exchange Website would not impose any meaningful restriction on the ability of any Eligible Employee to tender or withdraw options in the Offer, in response to the Staff’s comment, the Company will provide a secure telephone election system that Eligible Employees may use to make tender and withdrawal elections with respect to their Eligible Options in case they for any reason are unable to use the Option Exchange Website.  The Call Center will be available from 8:00 a.m. (Eastern Time) until 11:59 p.m. (Eastern Time) on Thursday, July 29, 2010 and from 8:00 a.m. (Eastern Time) until the Offer expires at 11:59 p.m. (Eastern Time) on Friday, July 30, 2010.  Through the Call Center, Eligible Employees will be able to speak with a live representative who, after verifying the Eligible Employee’s identity through a secure process comparable to that used when Eligible Employees reset their password for the Option Exchange Website, will be able to (1) provide the Eligible Employee all of the information regarding his or her options that is available through the election page of the Option Exchange Website, including

(on a grant-by-grant basis) (a) the options that are eligible for exchange including grant date, exercise price and number of options eligible for exchange, (b) the applicable exchange ratio, and (c) the options that the employee would receive in exchange for an Eligible Option, including number of new options and exercise price of new options, and (2) elect to exchange any one or more Eligible Options, or withdraw any previous election.  Eligible Employees will receive a confirmation email (in substantially the same form as the e-mail notification filed as Exhibit (a)(1)(J) to the Schedule TO) whenever a Call Center representative records an election to exchange or withdraws an election to exchange on their behalf.

In response to the Staff’s comment regarding the procedures for notifying Eligible Employees of the availability of actual exchange ratios and the exercise price of the New Options, the Company undertakes to update the Option Exchange Website with this information and send an e-mail notifying Eligible Employees when the Option Exchange Website has been updated (a form of which already has been filed as Exhibit (a)(1)(K) to the Schedule TO) as soon as possible following the closing of the stock market on the Offer expiration date, July 30, 2010.  The Company expects this to be shortly after 4:00 p.m. (Eastern) on July 30, 2010.  Eligible Employees will then have until 11:59 p.m. Eastern Time that night to elect to participate in the Offer or change or withdraw any previous elections through either the Option Exchange Website or the Call Center.  The Company believes that, consistent with the Staff no-action letters cited in the Company’s response letter dated July 16, 2010, Eligible Employees will have sufficient time to consider whether to tender or withdraw their Eligible Options once they are provided access to this information.

The Company is sending an e-mail to all Eligible Employees notifying them of the availability of the Call Center for making tender and withdrawal elections and informing them that the actual exchange ratios and the exercise price of the New Options will be available as soon as possible following the closing of the stock market on July 30, 2010 and reminding them that they will be notified by e-mail when this information is available.  The Company will file a form of this e-mail notification with the Commission as an exhibit to an amendment to the Schedule TO.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.  The Company further acknowledges that (i) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments.  If you have any questions, please do not hesitate to contact me at (202) 955-8500 or to contact Jayne Donegan at (401) 752-5187.

Very truly yours,

/s/ Ronald O. Mueller

Ronald O. Mueller

cc:	Jayne Donegan

ROM/akb